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                             September 1, 2021

       Calvin D. Smiley
       Chief Executive Officer
       JV Group, Inc.
       9605 W. 49th Ave., #200
       Wheat Ridge, CO 80033

                                                        Re: JV Group, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 5,
2021
                                                            File No. 000-21477

       Dear Mr. Smiley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed August 5, 2021

       Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Matters,
       page 25

   1. We note disclosure here and elsewhere in your registration statement indicating that your shares trade on the OTC
PINK, and providing historical trading prices. However, the
                                                        OTC Markets website
states that OTC Markets Group has discontinued the display of quotes in your common
stock because it has been labeled Caveat Emptor. Please revise your disclosure to
discuss the Cavaet Emptor designation, including the reason for the designation and when
trading was discontinued, and tell us how you have been able to provide historical
trading prices if your trading has been discontinued.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Calvin D. Smiley
JV Group, Inc.
September 1, 2021
Page 2

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Pamela Long at 202-551-3765 with any other questions.



FirstName LastNameCalvin D. Smiley                        Sincerely,
Comapany NameJV Group, Inc.
                                                          Division of
Corporation Finance
September 1, 2021 Page 2                                  Office of Real Estate
& Construction
FirstName LastName